UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant Information – Law 27,605

Autonomous City of Buenos Aires, March 30, 2021

Messrs.

Securities and Exchange Commission

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

RE: Relevant Information – Law 27,605

Buenos Aires, March 30, 2021 – Argentina. Grupo Supervielle S.A. (NYSE: SUPV) (BYMA: SUPV), (“Supervielle” or the “Company”), a universal financial services group headquartered in Argentina with a nationwide presence, informs to those investors who are reached by the Solidarity and Extraordinary Contribution created by Law 27,065 that, in order to be able to consider the Company’s net worth as of December 18, 2020, they may request a special unaudited balance sheet as of such date to the following email address: info@gruposupervielle.com.ar.

The aforementioned balance sheet was prepared with the sole purpose that those reached investors can comply with the obligations derived from Law 27,605 hence cannot be requested for any other purposes.

About Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV)

Grupo Supervielle S.A. (“Supervielle”) is a universal financial services group located in Argentina that owns the eleventh largest bank in terms of loans. Headquartered in Buenos Aires, Supervielle offers retail and corporate banking, treasury, consumer finance, insurance, asset management and other products and services nationwide to a broad customer base including: individuals, small and medium-sized enterprises and medium to large-sized companies. With origins dating back to 1887, Supervielle operates through a multi-brand and multi-channel platform with a strategic national footprint. As of December 31, 2020, Supervielle had 302 access points and 1.9 million active customers. As of December 31, 2020, Grupo Supervielle had 456,722,322 shares outstanding and a free float of 64.9%. For more information about Grupo Supervielle, visit www.gruposupervielle.com.

Yours faithfully,

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: April 1, 2021	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer